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                                                                   EXHIBIT 6

                                                          [TRANSCANADA LOGO]

TRANSCANADA CORPORATION
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Media Inquiries:    Glenn Herchak/Hejdi Feick                     (403) 920-7877
Analyst Inquiries:  David Moneta/Debbie Persad                    (403) 920-7911


NewsRelease

              TransCanada Continues to Demonstrate Solid Financial
                    Performance with Second Quarter Results

              Board declares quarterly dividend of $0.27 per share

CALGARY, Alberta - July 25, 2003 - (TSX: TRP) (NYSE: TRP)

SECOND QUARTER AND YEAR-TO-DATE 2003 FINANCIAL HIGHLIGHTS (All financial figures are in Canadian dollars unless noted otherwise)

o TransCanada Corporation's net income for the second quarter 2003 was $202 million or $0.42 per share, compared to $205 million or $0.43 per share for the second quarter 2002. The $3 million decrease was due to lower earnings from the Transmission segment, partially offset by higher earnings from the Power business and lower net expenses in the Corporate segment.

o TransCanada's net income for the six months ended June 30, 2003 was $410 million or $0.85 per share, compared to $392 million or $0.82 per share for the same period last year.

o Funds generated from operations for the second quarter 2003 were $434 million, compared to $438 million for the second quarter 2002.

o Funds generated from operations for the six months ended June 30, 2003 were $891 million, compared to $893 million for the first six months of 2002.

o TransCanada's Board of Directors today declared a quarterly dividend of $0.27 per share for the quarter ending September 30, 2003 on the outstanding common shares. This is the 159th consecutive quarterly dividend on the common shares paid by TransCanada and its subsidiary. It is payable on October 31, 2003 to shareholders of record at the close of business on September 30, 2003.

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"TransCanada's accomplishments in the second quarter reflect our commitment to the long-term growth and optimization of our core businesses of natural gas transmission and power generation," said Hal Kvisle, TransCanada's chief executive officer. "We remain focused on making sound, disciplined investment decisions that add value for our shareholders while maintaining our strong balance sheet."


SECOND QUARTER 2003 DEVELOPMENTS

NATURAL GAS TRANSMISSION

FOOTHILLS ACQUISITION

In May, TransCanada signed an agreement to purchase the remaining 50 per cent of Foothills Pipe Lines Ltd. (Foothills) from Duke Energy Gas Transmission for $257 million, including $152 million of Duke's proportionate share of Foothill's corporate debt. It is anticipated that the purchase will close in third quarter 2003.

"The Foothills assets are a key element of our Western Canadian pipeline business, contributing incremental earnings from the existing Foothills assets and further strengthening our ability to bring northern gas to market," said Mr. Kvisle.

TRANSCANADA'S INVOLVEMENT IN THE MACKENZIE VALLEY PIPELINE

TransCanada, the Mackenzie Delta Producers Group, and the Aboriginal Pipeline Group (APG) reached funding and participation agreements in June that enable the APG to become a full participant in the proposed Mackenzie Gas Project. TransCanada has agreed to finance the APG's share of project definition costs which are currently expected to be approximately $80 million. This loan will be repaid from the APG's share of future pipeline revenues.

"The Mackenzie Valley pipeline will bring tremendous benefits to the people and economy of the Northwest Territories and will help to meet growing natural gas demand across Canada and the United States," said Mr. Kvisle. "For TransCanada, gas from northern Canada will connect and flow through our existing facilities, increasing the utilization rate of our pipelines to the benefit of both our customers and our shareholders."

Under the terms of the agreement, TransCanada gains an opportunity for equity ownership of the pipeline - when there is a decision to construct, TransCanada will have the option to acquire a five per cent ownership from the producers' share. The Producer Group includes Imperial Oil Resources, ConocoPhillips Canada, Shell Canada Limited and ExxonMobil Canada.


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TransCanada also gains certain rights of first refusal if any of the producers choose to sell their equity. TransCanada would be entitled to acquire 50 per cent of any opportunities, with the producers and APG sharing in the other 50 per cent. Should the pipeline expand beyond its original capacity, and once the APG has achieved a one-third ownership share, TransCanada, the APG and the other owners will each have the opportunity to obtain a one-third interest in additional expansions.


POWER GENERATION

NEW POWER PLANT IN QUEBEC

In June, TransCanada announced an agreement to develop a 550 megawatt natural gas-fired cogeneration power plant in Quebec. The power plant will be located in the Becancour Industrial Park, near Trois-Rivieres and will supply its entire power output to Hydro-Quebec Distribution under a 20 year power purchase contract. The plant will also supply steam to certain major businesses located within the industrial park. The expected in-service date is late in 2006.


REGULATORY DEVELOPMENTS

LEAVE TO APPEAL GRANTED

In May, the Federal Court of Appeal granted TransCanada leave to appeal the National Energy Board's (NEB) RH-R-1-2002 Decision issued February 20, 2003. In this Decision, the NEB dismissed TransCanada's September 2002 request for a Review and Variance of the NEB's June 2002 RH-4-2001 Decision on the company's Fair Return application.

"We're pleased that the Court has granted TransCanada leave to appeal. We are now pursuing the appeal on the two important questions of law that formed the basis of our application," said Mr. Kvisle. "We remain concerned that recent NEB decisions have prevented TransCanada from earning a fair return on our investment in the Canadian Mainline."

DISCONTINUED OPERATIONS

The Board of Directors approved a plan in July 2001 to dispose of the company's Gas Marketing business. The company's exit from Gas Marketing was substantially completed by December 31, 2001. The company mitigated its exposures associated with the contingent liabilities related to the divested gas marketing operations by


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obtaining from Mirant Corporation (Mirant) certain remaining contracts in June and early July 2003, and simultaneously fully hedging the market price exposures of these contracts. The company remains contingently liable for certain of the residual obligations.

At June 30, 2003, TransCanada reviewed the provision for loss on discontinued operations, taking into consideration the potential impacts arising from Mirant filing for bankruptcy protection in July 2003. As a result of this review, TransCanada concluded that the provision was adequate, and the continued deferral of the approximately $100 million of deferred after-tax gains related to the Gas Marketing business was appropriate. Accordingly, there was no earnings impact related to discontinued operations in second quarter 2003.


TRANSCANADA CORPORATION

On May 15, 2003, TransCanada Corporation became the parent company of TransCanada PipeLines Limited. Under the plan of arrangement approved by common shareholders at TransCanada PipeLines Limited's Annual and Special Meeting in April, and subsequently by the Court of Queen's Bench of Alberta, common shareholders of TransCanada PipeLines Limited automatically became common shareholders of TransCanada Corporation.

Interim financial statements for TransCanada PipeLines Limited will be filed separately with securities regulators and made available at www.transcanada.com within the next few days.


TELECONFERENCE - 9:00 A.M. (MOUNTAIN)/ 11:00 A.M. (EASTERN)

TransCanada will hold a teleconference today at 9:00 a.m. (Mountain) / 11:00 a.m. (Eastern) to discuss the second quarter 2003 financial results and general developments and issues concerning the company. Analysts, members of the media and other interested parties wanting to participate in the call should dial 1-800-273-9672 or 416-695-5806 (Toronto area) at least 10 minutes prior to the start of the call. No pass code is required. A replay of the teleconference will be available two hours after the conclusion of the call until midnight, August 1, 2003, by dialing 1-800-408-3053 or 416-695-5800 (Toronto area) and entering pass code 1444059.

The conference will begin with a short address by members of TransCanada's executive management, followed by a question and answer period for investment analysts. A live audio Web cast of the teleconference will also be available on TransCanada's Web site. The teleconference Web cast will be archived and available for replay.


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ABOUT TRANSCANADA

TransCanada is a leading North American energy company. We are focused on natural gas transmission and power services with employees who are expert in these businesses. Our network of approximately 38,000 kilometres of pipeline transports the majority of Western Canada's natural gas production to the fastest growing markets in Canada and the United States. TransCanada owns, controls or is constructing more than 4,500 megawatts of power - an equal amount of power can meet the needs of about 4.5 million average households. Our common shares trade under the symbol TRP on the Toronto and New York stock exchanges. Visit us on the Internet at www.transcanada.com for more information.


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                    SECOND QUARTER 2003 FINANCIAL HIGHLIGHTS
                                   (unaudited)

OPERATING RESULTS                                                 Three months ended June 30    Six months ended June 30
(millions of dollars)                                                2003           2002           2003           2002
--------------------------------------------------------------------------------------------   ---------------------------
REVENUES                                                                1,311          1,345         2,647          2,591

NET INCOME                                                                202            205           410            392

CASH FLOW
  Funds generated from operations                                         434            438           891            893
  Capital expenditures                                                    107             98           183            215
  Acquisitions                                                              3              -           412              -

                                                                  Three months ended June 30    Six months ended June 30
COMMON SHARE STATISTICS                                              2003           2002           2003           2002
--------------------------------------------------------------------------------------------   ---------------------------

NET INCOME PER SHARE - BASIC AND DILUTED                                $0.42          $0.43         $0.85          $0.82

DIVIDEND PER SHARE                                                      $0.27          $0.25         $0.54          $0.50

COMMON SHARES OUTSTANDING (millions)
  Average for the period                                                481.1          478.0         480.6          477.5
  End of period                                                         481.8          478.4         481.8          478.4
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

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